Exhibit 99.1

AVIANCA HOLDINGS COMPLETES ITS FINANCIAL REPROFILING

AND SECURES USD $375 MILLION IN NEW FINANCING

•	Avianca informed today that it has successfully reprofiled substantially all of its debt and lease obligations, consistent with the financing plan it laid out in June of this year

•	United and Kingsland have funded their previously-disclosed USD $250 million commitment, investing in four-year senior secured term loans which are mandatorily convertible into AVH common shares

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Separately, Avianca announced that it has secured additional financing commitments –from Citadel (a leading global investment firm) and from a group of Latin American private investors– totaling an incremental USD $125 million

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Of the newly committed USD $125 million of financing, USD $75 million will act as a bridge to the minimum of USD $125 million of convertible bonds that Avianca has previously announced it intends to offer to its preferred shareholders during the first quarter of 2020

Bogotá, December 9, 2019, Avianca Holdings S.A. (“Avianca”) has successfully renegotiated substantially all of its debt and lease obligations as well as reached agreements with its key suppliers. As a result, the airline today was able to complete the funding of USD $250 million in mandatorily convertible loans (the “Convertible Loans”) by United Airlines, Inc. (“United”) and an affiliate of Kingsland Holdings Limited (“Kingsland”). In addition, Avianca announced today that it has secured an incremental USD $125 million of committed financing.

Completion of the Balance Sheet Reprofiling Program

Avianca successfully reached broad agreement with its creditors last week, allowing it to comply with key conditions precedent for funding of the Convertible Loans by United and Kingsland. In turn, the funding of the Convertible Loans allowed Avianca’s agreements with its creditors to go effective, reprofiling substantially all of its loans and aircraft lease obligations. In addition, funding of the Convertible Loans triggers the automatic exchange of approximately USD $484 million aggregate principal amount of Avianca’s current May 2020 bonds (the “Secured May 2020 Bonds”) for secured bonds due May 2023 (the “Secured May 2023 Bonds”), under the terms of a previously announced, successfully executed exchange offer for Avianca’s original May 2020 Bonds (the “Unsecured May 2020 Bonds”).

Avianca’s finance team, led by its CFO, Adrian Neuhauser, successfully negotiated with more than 125 creditors and suppliers over the course of the financial reprofiling process launched in late June 2019. In addition to securing extensions of Avianca’s bank lines and letters of credit and ensuring the exchange of over 88.1% of the Unsecured May 2020 Bonds for Secured May 2023 bonds, the reprofiling program secured more than USD $250 million of additional cash relief from lessors, aircraft lenders and certain other corporate lenders, substantially strengthening the Company’s liquidity position.

Funding of USD $250 million of Financing

Avianca today received the previously-announced USD $250 million of committed financing from United and Kingsland. This financing consists of USD $250 million of Convertible Loans that mature in four years and with a 3% payment-in-kind (PIK) annual interest rate. United funded USD $150 million and Kingsland funded USD $100 million. United and Kingsland’s Convertible Loans are convertible into the Company’s equity (common shares or preferred shares at the lenders’ option).

The Convertible Loans are subject to mandatory conversion any time after the first anniversary of the loan at the election of Avianca, subject to Avianca meeting certain conditions precedent, including, but not limited to: (i) a trailing six-month average daily ending cash balance (subject to certain adjustments) of at least USD $700 million and (ii) the AVH ADS trading price of at least USD $7.00 for 90 of the prior 120 trading days.

Additional USD $125 million of Financing Commitments

Avianca announced today that, in addition to funding the Convertible Loans, it has secured USD $125 million financing commitments, in all cases subject to the satisfaction of certain closing conditions:

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Avianca secured today USD $50 million in commitments –from a group of Latin American investors– to invest in convertible loans on substantially the same economic terms as the United/Kingsland Convertible Loans. Such loans shall convert into AVH preferred shares or ADRs.

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Avianca also secured USD $75 million in commitments for senior secured convertible loans and bonds that are intended to provide liquidity to Avianca as a bridge to completion of a planned convertible bond offering to preferred shareholders of at least USD $125 million (see details below). These loans and bonds may be converted into AVH preferred shares or ADRs. Citadel will provide USD $50 million of such commitments.

Future Offering to AVH Preferred Shareholders

As previously disclosed, Avianca Holdings expects to offer its preferred shareholders the opportunity to participate in a minimum of USD $125 million of to-be-offered convertible bonds (the “Incremental Bonds”) during the first quarter 2020 under similar conditions to those established for the Convertible Loans, subject to adjustment for market conditions at the time such an offering is launched. Details and timing of such offering will be made available to AVH preferred shareholders, subject to applicable regulatory review and approvals.

Key Stakeholder Support

Anko van der Werff, Avianca’s CEO, commented: “Today’s announcement coincides with Avianca’s 100-year anniversary and marks an important turning point for our Company as we achieve a critical key milestone of the Avianca 2021 Plan. The trust placed in us by our creditors and business partners has enabled us to further execute on that Plan which will strengthen our financial and competitive position. I would like to share my sincere appreciation to all of Avianca’s employees for their hard work and dedication, as well as to United and Kingsland for their support throughout this process.

We are incredibly excited about the future, and we remain focused on strengthening Avianca’s operating margins by controlling expenses, while exceeding our customers’ service expectations.”

Mr. Neuhauser added: “We are grateful for the support of our financial and commercial partners and the confidence they demonstrated by embracing our Company’s reprofiling program. That support has enabled us to reach agreements with all key stakeholders that benefit all parties.

In addition, we are incredibly excited by the fact that, as a result of the successful reprofiling –and of Kingsland and United’s agreement to fund the Convertible Loans– we were able to, in a very short time period, raise incremental commitments for USD $125 million, underscoring the strength of our plan and further bolstering our liquidity.”

John Gebo, Senior Vice President, Alliances for United Airlines, Inc. said: “United Airlines, along with Kingsland, is very pleased to provide this permanent capital financing that enables Avianca to complete a highly successful reprofiling of its capital structure, the exchange of its 2020 bonds, and the securing of commitments for additional financing which, taken together, underpin and support the Avianca 2021 Plan. That Plan calls for a comprehensive transformation of Avianca’s operational and profit performance led by Anko and Adrian. We have every confidence they will deliver on the promising outcomes of that Plan, and we wish them and the whole Avianca family every success on that journey.”

Roberto Kriete, President of Kingsland Holdings, stated: “The fact that Avianca’s new management led by Anko and Adrian were able to successfully carry out the reprofiling speaks very highly of their sense of urgency and their execution abilities. It marks a before and after in Avianca’s 2021 Plan. Now with Avianca in a more stable financial position, the airline will be able to focus on the traveler and continue to accelerate its evolution into Latin America’s most beloved and profitable airline.”

Advisors

Seabury Securities LLC, a wholly-owned subsidiary of Seabury Capital Group LLC, served as Avianca’s principal investment banker and restructuring advisor. BofA Securities, the investment banking division of Bank of America acted as restructuring advisor, and led a bank consortium including Citigroup Global Markets Inc, Deutsche Bank Securities Inc., J.P. Morgan Chase Bank N.A and Goldman Sachs & Co. LLC with respect to the May 2020 bond exchange. Greenberg Traurig, LLP, Milbank LLP and Smith Gambrell & Russell, LLP served as principal legal advisors to Avianca.

United Airlines was advised by Sidley Austin LLP and Hughes Hubbard & Reed LLP, while Caoba Capital served as financial advisor and Cadwalader, Wickersham & Taft LLP as legal advisor to Kingsland Holdings.

About Avianca Holdings:

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 175 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company earned US$4.8 billion in 2018 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings, S.A. announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. Last May 24th, control of the Company was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

About Kingsland:

Kingsland Holdings Limited is a shareholder of Avianca Holdings, S.A. with 40 years of aviation experience. Kingsland is chaired by Roberto Kriete, who has been part of the Board of Directors of Avianca Holdings S.A. since 2010. He was the founder of Volaris, a pioneer of TACA and president of the Latin American Air Transport Association.

About United:

United’s shared purpose is “Connecting People. Uniting the World.” We are more focused than ever on our commitment to customers through a series of innovations and improvements designed to help build a great experience: Every customer. Every flight. Every day. Together, United Airlines and United Express operate approximately 4,900 flights a day to 358 airports across five continents. In 2018, United and United Express operated more than 1.7 million flights carrying more than 158 million customers. United is proud to have the world’s most comprehensive route network, including U.S. mainland hubs in Chicago, Denver, Houston, Los Angeles, New York/Newark, San Francisco and Washington, D.C. United operates 788 mainline aircraft and the airline’s United Express carriers operate 560 regional aircraft. United is a founding member of Star Alliance, which provides service to 195 countries via 26 member airlines. For more information, visit united.com, follow @United on Twitter and Instagram or connect on Facebook. The common stock of United’s parent, United Airlines Holdings, Inc., is traded on the Nasdaq under the symbol “UAL”.

About Citadel:

Citadel is a leading investor in the world’s financial markets. Citadel manages the capital of prominent investors from around the world including sovereign wealth funds, retirement programs, endowments and foundations. On behalf of its investors, Citadel seeks to thoughtfully deploy capital across fixed income, equity and commodities markets. For more information, visit www.citadel.com.

Avianca Media Contact:

Viviana Escobar

Avianca Holdings Global Media Coordinator

+57 3134057311

viviana.escobar@avianca.com